

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail
Julie M. Allen, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299

> **Re:    Annie's, Inc.**
> **Schedule 14D-9**
> **Filed September 22, 2014**
> **File No. 005-86789**

Dear Ms. Allen:

We have limited our review of the above filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information.  If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.  All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Financial Projections, page 30

1.    This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Termination of the Offer Pursuant to the Merger Agreement to Pursue the Merger…, page 34

2.    We note the disclosure on this page an on page 22 of the Offer to Purchase under the heading "Conversion Event; Stockholder Vote Alternative" indicating that the Purchaser may request that Annie's prepare a proxy statement, even prior to a Conversion Event, under certain circumstances and that "[u]pon such request, Annie's will be required to file the proxy statement with the SEC within five business days and thereafter use its

reasonable best efforts to, among other things, obtain clearance of the proxy statement by the SEC as promptly as practicable." When considering the timing of such request and subsequent action by Annie's, please be advised that we do not believe the filing of a definitive proxy statement before the expiration of the tender offer is consistent with Exchange Act Rule 14e-5.

\* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions